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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):    [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q

[ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR

                         For Period Ended: March 31, 2008
                                  --------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                  --------------


================================================================================
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
================================================================================
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

INTEGRATED HEALTHCARE HOLDINGS, INC.
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Full Name of Registrant


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Former Name if Applicable

1301 N. TUSTIN AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)

SANTA ANA, CALIFORNIA 92705
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City, State and Zip Code


                                        1



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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

  The Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2008 could not be filed within the prescribed time period because additional time is required for the Company to prepare all required disclosures.

      The Registrant currently intends to file the Annual Report on Form 10-K within the prescribed period allowed by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


   Steven R. Blake                    714                   953-3503
----------------------            -----------          ------------------
(Name)                            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[X] No [ ]


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As preparation of the Company's Form 10-K is not yet complete, as described in Part III, all amounts and percentages described below are estimates as of the date of the filing of this Form 12b-25. The Company's unaudited consolidated statements of operations for the years ended March 31, 2008 and 2007 and December 31, 2005, and for the three months ended March 31, 2006 are attached to this form and are incorporated herein by reference.

FISCAL YEAR ENDED MARCH 31, 2008 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2007

         NET OPERATING REVENUES - Net operating revenues for the year ended March 31, 2008 increased 5.0% compared to the same period in fiscal year 2007 from $350.7 million to $368.2 million. During the years ended March 31, 2008 and 2007, the Company was granted $4.8 million and $3.5 million, respectively, for indigent care. Admissions for the year ended March 31, 2008 increased 0.7% compared to the same period in fiscal year 2007. Revenue per admission improved by 4.3% during the year ended March 31, 2008 as a result of negotiated managed care and governmental payment rate increases. Based on average revenue for comparable services from all other payers, revenues foregone under the charity policy, including indigent care accounts, for the years ended March 31, 2008 and 2007 were $7.4 million and $8.1 million, respectively.

         Essentially all net operating revenues come from external customers. The largest payers are the Medicare and Medicaid programs accounting for 67% and 65% of the net operating revenues for the years ended March 31, 2008 and 2007, respectively.

         OPERATING EXPENSES - Operating expenses for the year ended March 31, 2008 increased to $367.0 million from $359.1 million, an increase of $7.9 million or 2.2% compared to the same period in fiscal year 2007. The increase in operating expenses was primarily the result of the increase in admissions of 0.7%. Operating expenses expressed as a percentage of net operating revenues for the years ended March 31, 2008 and 2007 were 99.7% and 102.3%, respectively. This improvement is substantially a result of the improvement in revenues. On a per admission basis operating expenses increased only 1.6%.

         OPERATING INCOME (LOSS) - Operating income for the year ended March 31, 2008 was $1.2 million compared to a loss of $8.5 million for the year ended March 31, 2007. The increase in income in fiscal year 2008 is primarily due to the increase in revenues, decrease in the provision for doubtful accounts, termination of the Accounts Purchase Agreement, and repurchase of previously sold receivables in connection with the refinancing.

         OTHER INCOME (EXPENSE) - For the year ended March 31, 2008 there was a $14.4 million increase in the change in fair value of warrant liability compared to the comparable period in fiscal year 2007. For the year ended March 31, 2008 there was a $10.7 million increase in common stock warrant expense compared to the comparable period in fiscal year 2007.

         Interest expense for the year ended March 31, 2008 was $1.1 million more than the same period in fiscal year 2007 due to $1.6 million in loan origination fee expense and amortization of loan fees which was partially offset by a reduction in interest rates under the new financing arrangements.

         NET LOSS - Net loss for the year ended March 31, 2008 was $39.2 million compared to a net loss of $20.5 million for the same period in fiscal year 2007.

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         Integrated Healthcare Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2008            By: /s/ Steven R. Blake
                                  ------------------------------------
                                  Name:  Steven R. Blake
                                  Title: Chief Financial Officer



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                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                  (amounts in 000's, except per share amounts)


                                                                       FOR THE YEAR ENDED                      FOR THE THREE
                                                     -----------------------------------------------------      MONTHS ENDED
                                                        MARCH 31,          MARCH 31,         DECEMBER 31,        MARCH 31,
                                                          2008                2007               2005               2006
                                                     ---------------     --------------     --------------     -------------

Net operating revenues                                $     368,229       $    350,672       $    283,698       $    86,645
                                                     ---------------     --------------     --------------     -------------

Operating expenses:
        Salaries and benefits                               209,680            194,865            153,574            48,731
        Supplies                                             50,126             49,577             39,250            12,066
        Provision for doubtful accounts                      30,958             35,169             37,349             8,330
        Other operating expenses                             69,027             66,652             58,716            16,808
        Loss on sale of accounts receivable                   4,079             10,388              8,470             2,808
        Depreciation and amortization                         3,134              2,495              2,178               673
                                                     ---------------     --------------     --------------     -------------
                                                            367,004            359,146            299,537            89,416
                                                     ---------------     --------------     --------------     -------------

Operating income (loss)                                       1,225             (8,474)           (15,839)           (2,771)
                                                     ---------------     --------------     --------------     -------------

Other income (expense):
        Interest expense, net                               (13,209)           (12,092)            (9,925)           (3,120)
        Warrant expense                                     (11,404)              (693)           (17,604)                -
        Change in fair value of warrant liability           (14,273)               133             (3,460)            8,218
                                                     ---------------     --------------     --------------     -------------
                                                            (38,886)           (12,652)           (30,989)            5,098
                                                     ---------------     --------------     --------------     -------------

Income (loss) before provision for income
     taxes and minority interest                            (37,661)           (21,126)           (46,828)            2,327
        Provision for income taxes                              (28)                (5)                (5)               (5)
        Minority interest net loss (income)
             in variable interest entity                     (1,474)               593              1,658               100
                                                     ---------------     --------------     --------------     -------------

Net income (loss)                                     $     (39,163)      $    (20,538)      $    (45,175)      $     2,422
                                                     ===============     ==============     ==============     =============

Per Share Data:
     Income (loss) per common share
        Basic                                                ($0.30)            ($0.23)            ($0.50)            $0.03
        Diluted                                              ($0.30)            ($0.23)            ($0.50)            $0.02
     Weighted average shares outstanding
        Basic                                               131,869             90,291             90,330            84,281
        Diluted                                             131,869             90,291             90,330           127,228

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